04010344

# GRUPO MODELO, S.A. DE C.V.

March 4, 2004.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Carlos Fernández González
Title: Chief Executive Officer

Enclosure[s] : "A" Consolidated Financial Statements - December 31, 2003 and 2002.
"B" Notice to shareholders dated January 6th, 7th, 21st, and 23rd, 2004
"C" Declaration from the CEO and CFO in compliance with the terms of paragraph II of Article 33 of the *Circular Única.*

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

# ENCLOSURE "A"

## TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

Translation for information purposes only.

STOCK EXCHANGE CODE: **GMODELO**

Quarter: **4** Year: **2003**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **64,054,513** | 100 | **60,441,876** | 100 |
| 2 | **CURRENT ASSETS** | **21,144,239** | **33** | **19,045,052** | **32** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 12,119,805 | 19 | 10,628,379 | 18 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 1,207,910 | 2 | 893,118 | 1 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 336,901 | 1 | 248,558 | 0 |
| 6 | INVENTORIES | 4,818,600 | 8 | 5,065,283 | 8 |
| 7 | OTHER CURRENT ASSETS | 2,661,023 | 4 | 2,209,714 | 4 |
| 8 | **LONG-TERM** | **2,912,665** | **5** | **2,655,589** | **4** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 144,557 | 0 | 144,443 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED | 2,642,081 | 4 | 2,400,899 | 4 |
| 11 | OTHER INVESTMENTS | 126,027 | 0 | 110,247 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **38,137,833** | **60** | **37,098,899** | **61** |
| 13 | PROPERTY | 17,432,911 | 27 | 17,112,082 | 28 |
| 14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 25,359,212 | 40 | 24,813,007 | 41 |
| (NET) 15 | OTHER EQUIPMENT | 7,649,311 | 12 | 7,703,506 | 13 |
| 16 | ACCUMULATED DEPRECIATION | 17,958,418 | 28 | 17,097,112 | 28 |
| 17 | CONSTRUCTION IN PROGRESS | 5,654,817 | 9 | 4,567,416 | 8 |
| 18 | **DEFERRED ASSETS (NET)** | **674,177** | **1** | **508,461** | **1** |
| 19 | **OTHER ASSETS** | **1,185,599** | **2** | **1,133,875** | **2** |
| 20 | **TOTAL LIABILITIES** | **11,811,897** | 100 | **11,507,245** | 100 |
| 21 | **CURRENT LIABILITIES** | **4,299,505** | **36** | **4,272,678** | **37** |
| 22 | SUPPLIERS | 944,288 | 8 | 988,203 | 9 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 2,107,184 | 18 | 2,208,458 | 19 |
| 26 | OTHER CURRENT LIABILITIES | 1,248,033 | 11 | 1,076,017 | 9 |
| 27 | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **7,512,392** | **64** | **7,234,567** | **63** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **52,242,616** | 100 | **48,934,631** | 100 |
| 34 | **MINORITY INTEREST** | **12,530,501** | **24** | **11,916,386** | **24** |
| 35 | **MAJORITY INTEREST** | **39,712,115** | **76** | **37,018,245** | **76** |
| 36 | **CONTRIBUTED CAPITAL** | **14,884,981** | **28** | **14,884,981** | **30** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 2,839,652 | 5 | 2,839,652 | 6 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 11,115,919 | 21 | 11,115,919 | 23 |
| 39 | PREMIUM ON SALES OF SHARES | 896,812 | 2 | 896,812 | 2 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 32,598 | 0 | 32,598 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **24,827,134** | **48** | **22,133,264** | **45** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 20,083,209 | 38 | 17,694,625 | 36 |
| 43 | REPURCHASE FUND OF SHARES | 587,047 | 1 | 587,047 | 1 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (659,944) | (1) | (542,196) | (1) |
| 45 | NET INCOME FOR THE YEAR | 4,816,822 | 9 | 4,393,788 | 9 |

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **12,119,805** | 100 | **10,628,379** | 100 |
| 46 | CASH | 768,815 | 6 | 670,076 | 6 |
| 47 | SHORT-TERM INVESTMENTS | 11,350,990 | 94 | 9,958,303 | 94 |
| 18 | **DEFERRED ASSETS (NET)** | **674,177** | 100 | **508,461** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 400,369 | 59 | 219,939 | 43 |
| 49 | GOODWILL | 273,808 | 41 | 288,522 | 57 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **4,299,505** | 100 | **4,272,678** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 282,433 | 7 | 259,700 | 6 |
| 53 | MEXICAN PESOS LIABILITIES | 4,017,072 | 93 | 4,012,978 | 94 |
| 24 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **1,248,033** | 100 | **1,076,017** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,248,033 | 100 | 1,076,017 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **0** | 100 | **0** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| 29 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **7,512,392** | 100 | **7,234,567** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 6,667,119 | 89 | 6,585,198 | 91 |
| 67 | OTHERS | 845,273 | 11 | 649,369 | 9 |
| 32 | **OTHER LIABILITIES** | **0** | 100 | **0** | 100 |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(659,944)** | 100 | **(542,196)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 4,081,199 | 618 | 4,081,199 | 753 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (4,741,143) | (718) | (4,623,395) | (853) |

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 16,844,734 | 14,772,374 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 3,287,662 | 2,973,726 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 23,785 | 24,173 |
| 76 | WORKERS (*) | 23,808 | 24,301 |
| 77 | CIRCULATION SHARES (*) | 3,251,759,632 | 3,251,759,632 |
| 78 | REPURCHASED SHARES (*) | 0 | 0 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| R | | Amount | % | Amount | % |
| 1 | **NET SALES** | **40,454,490** | **100** | **38,490,240** | **100** |
| 2 | COST OF SALES | 17,897,851 | 44 | 17,343,116 | 45 |
| 3 | **GROSS INCOME** | **22,556,639** | **56** | **21,147,124** | **55** |
| 4 | OPERATING EXPENSES | 11,690,465 | 29 | 11,347,066 | 29 |
| 5 | **OPERATING INCOME** | **10,866,174** | **27** | **9,800,058** | **25** |
| 6 | TOTAL FINANCING COST | (309,301) | (1) | (208,985) | (1) |
| 7 | **INCOME AFTER FINANCING COST** | **11,175,475.** | **28** | **10,009,043** | **26** |
| 8 | OTHER FINANCIAL OPERATIONS | (401,996) | (1) | 377,012 | 1 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **11,577,471** | **29** | **9,632,031** | **25** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 5,242,595 | 13 | 3,760,489 | 10 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **6,334,876** | **16** | **5,871,542** | **15** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION** | **6,334,876** | **16** | **5,871,542** | **15** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **6,334,876** | **16** | **5,871,542** | **15** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES. | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **6,334,876** | **16** | **5,871,542** | **15** |
| 19 | NET INCOME OF MINORITY INTEREST | 1,518,054 | 4 | 1,477,754 | 4 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **4,816,822** | **12** | **4,393,788** | **11** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **40,454,490** | 100 | **38,490,240** | 100 |
| 21 | DOMESTIC | 29,651,606 | 73 | 29,123,441 | 76 |
| 22 | FOREIGN | 10,802,884 | 27 | 9,366,799 | 24 |
| 23 | TRANSLATED INTO DOLLARS (***) | 981,456 | 2 | 908,240 | 2 |
| 6 | **TOTAL FINANCING COST** | **(309,301)** | 100 | **(208,985)** | 100 |
| 24 | INTEREST PAID | 43 | 0 | 106 | 0 |
| 25 | EXCHANGE LOSSES | 133,098 | 43 | 104,541 | 50 |
| 26 | INTEREST EARNED | 673,866 | 218 | 737,668 | 353 |
| 27 | EXCHANGE PROFITS | 220,274 | 71 | 155,034 | 74 |
| 28 | GAIN DUE TO MONETARY POSITION | 451,698 | 146 | 579,070 | 277 |
| 8 | **OTHER FINANCIAL OPERATIONS** | **(401,996)** | 100 | **377,012** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | (401,996) | (100) | 377,012 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **5,242,595** | 100 | **3,760,489** | 100 |
| 32 | INCOME TAX | 4,154,195 | 79 | 3,608,196 | 96 |
| 33 | DEFERED INCOME TAX | 102,213 | 2 | (700,558) | (19) |
| 34 | WORKERS' PROFIT SHARING | 986,187 | 19 | 852,851 | 23 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 43,662,684 | 41,088,108 |
| 37 | NET INCOME OF THE YEAR | 5,428,264 | 4,378,650 |
| 38 | NET SALES (**) | 40,454,490 | 38,490,240 |
| 39 | OPERATION INCOME (**) | 10,866,174 | 9,800,058 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 4,816,822 | 4,393,788 |
| 41 | NET CONSOLIDATED INCOME (**) | 6,334,876 | 5,871,542 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
**FROM OCTOBER 1ST TO DECEMBER 31 OF 2003 AND 2002**
(Thousands of Pesos)

**Final Printing**

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **10,385,848** | **100** | **9,467,862** | **100** |
| 2 | COST OF SALES | 4,581,332 | 44 | 4,269,586 | 45 |
| **3** | **GROSS INCOME** | **5,804,516** | **56** | **5,198,276** | **55** |
| 4 | OPERATING EXPENSES | 3,222,998 | 31 | 3,150,938 | 33 |
| **5** | **OPERATING INCOME** | **2,581,518** | **25** | **2,047,338** | **22** |
| 6 | TOTAL FINANCING COST | 20,065 | 0 | (15,778) | 0 |
| **7** | **INCOME AFTER FINANCING COST** | **2,561,453** | **25** | **2,063,116** | **22** |
| 8 | OTHER FIANCIAL OPERATIONS | (83,971) | (1) | 193,650 | 2 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **2,645,424** | **25** | **1,869,466** | **20** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 1,175,996 | 11 | 779,111 | 8 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **1,469,428** | **14** | **1,090,355** | **12** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **1,469,428** | **14** | **1,090,355** | **12** |
| 14 | INCOME OF DISCONTINOUS OPERATION | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,469,428** | **14** | **1,090,355** | **12** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET COSOLIDATED INCOME** | **1,469,428** | **14** | **1,090,355** | **12** |
| 19 | NET INCOME OF MINORITY INTEREST | 355,911 | 3 | 243,297 | 3 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,113,517** | **11** | **847,058** | **9** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

**Final Printing**

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **10,385,848** | **100** | **9,467,862** | **100** |
| 21 | DOMESTIC | 7,698,268 | 74 | 7,372,627 | 78 |
| 22 | FOREIGN | 2,687,580 | 26 | 2,095,235 | 22 |
| 23 | TRANSLATED INTO DOLLARS (***) | 237,044 | 2 | 195,842 | 2 |
| **6** | **TOTAL FINANCING COST** | **20,065** | **100** | **(15,778)** | **100** |
| 24 | INTREST PAID | 9 | 0 | 68 | 0 |
| 25 | EXCHANGE LOSSES | 32,188 | 160 | 31,815 | 202 |
| 26 | INTEREST EARNED | 156,342 | 779 | 212,245 | 1,345 |
| 27 | EXCHANGE PROFITS | 66,549 | 332 | 24,529 | 155 |
| 28 | GAIN DUE TO MONETARY POSITION | 210,759 | 1,050 | 189,113 | 1,199 |
| 42 | LOSS IN UDIS RESTATEMENT | 0 | 0 | 0 | 0 |
| 43 | PROFIT IN UDIS RESTATEMENT | 0 | 0 | 0 | 0 |
| **8** | **OTHER FIANCIAL OPERATIONS** | **(83,971)** | **(100)** | **193,650** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (83,971) | (100) | 193,650 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | **1,175,996** | **100** | **779,111** | **100** |
| 32 | INCOME TAX | 929,419 | 79 | 579,173 | 74 |
| 33 | DEFERED INCOME TAX | 30,571 | 3 | 92,084 | 12 |
| 34 | WORKERS' PROFIT SHARING | 216,006 | 18 | 107,854 | 14 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) FIGURES IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **6,334,876** | **5,871,542** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 1,821,907 | 995,196 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **8,156,783** | **6,866,738** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (702,808) | 182,490 |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **7,453,975** | **7,049,228** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (234,641) | (1,180,481) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (2,453,742) | (1,162,660) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(2,688,383)** | **(2,343,141)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(3,274,166)** | **(3,202,550)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 1,491,426 | 1,503,537 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 10,628,379 | 9,124,842 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 12,119,805 | 10,628,379 |

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED FINANCIAL STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **1,821,907** | **995,196** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 1,950,074 | 1,877,420 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (255,975) | (384,049) |
| 40 | + (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH | 127,808 | (498,175) |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(702,808)** | **182,490** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (403,135) | 1,082 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 124,808 | (508,000) |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (451,309) | (67,517) |
| 21 | + (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT | (43,909) | 365,215 |
| 22 | + (-) DECREASE (INCREASE) IN OTHER LIABILITIES | 70,737 | 391,710 |
| 6 | **CASH FLOW FROM EXERNAL FINANCING** | **(234,641)** | **(1,180,481)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | (234,641) | (1,180,481) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(2,453,742)** | **(1,162,660)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | 0 | 0 |
| 31 | (-) DIVIDENDS PAID | (2,453,742) | (1,162,660) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(3,274,166)** | **(3,202,550)** |
| 34 | + (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (1,656) | (88,145) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (2,011,075) | (3,511,409) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (927,710) | 517,906 |
| 37 | + SALE OF OTHER PERMNENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (333,725) | (120,902) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PRESENT FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 15.66% | | 15.25% | |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 12.13% | | 11.87% | |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 9.89% | | 9.71% | |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 41.03% | | 29.70% | |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (7.13) | | (9.86) | |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.63 | times | 0.64 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.06 | times | 1.04 | times |
| 8 | INVENTORIES ROTATION (**) | 3.71 | times | 3.42 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 9 | days | 7 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00% | | 0.00% | |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 18.44% | | 19.04 | times |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.23 | | 0.24 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 2.39% | | 2.26 | times |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 | | 0.00% | |
| 15 | OPERATING INCOME TO INTEREST PAID | 252,701.72 | times | 92,453.38 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 3.42 | times | 3.34 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURREENT ASSETS TO CURRENT LIABILITIES | 4.92 | times | 4.46 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 3.80 | times | 3.27 | times |
| 19 | CURRENT ASSETS TO TOTAL LIABILITIES | 1.79 | times | 1.66 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 281,89% | | 248,75% | |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 20.16% | | 17.84% | |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (1.74) % | | 0.47% | |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 173,348.27 | times | 66,502.15 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 8.73% | | 50.38% | |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING | 91.27% | | 49.62% | |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 61.42% | | 109.64% | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

## DATA PER SHARE
## CONSOLIDATED FINANCIAL STATEMENT

Final Printing

| REF D | CONCEPTS | | QUARTER OF PRESENT FINANCIAL YEAR Amount | | | QUARTER OF PRESENT FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 1.48 | | $ | 1.35 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 3 | DILUITED PROFIT PER ORDINARY SHARE (**) | $ | 1.48 | | $ | 1.35 | |
| 4 | CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**) | $ | 1.95 | | | 1.85 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | | 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ | 12.21 | | $ | 11.38 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | 0.55 | | $ | 0.36 | |
| 10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | | 2.21 | times | | 2.32 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**) | | 18.16 | times | | 19.51 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**) | | 0.00 | times | | 0.00 | times |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

**FINANCIAL STATEMENT NOTES (1)**

**CONSOLIDATED**
**Final Printing**

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,663,537, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

STARTING ON THIS DATE BONUSES IN KIND ARE RECLASSIFIED TO COST OF SALES. HERETOFORE THEY WERE INCLUDED WITHIN SALES. IN THIS MANNER GROSS INCOME IS NOT MODIFIED AND THE AMOUNT OF SALES AND COST OF SALES IS SHOWN MORE CLEARLY. THE FIGURES FOR THE PRIOR YEAR CONTAIN THIS RECLASSIFICATION TO MAINTAIN THE COMPARABILITY OF THE FIGURES. AN AMOUNT OF PS. 774,961 HAS BEEN RECLASSIFIED, INCREASING REFERENCES R1 Y R21 "DOMESTIC NET SALES" AND R2 "COST OF SALES" AND BY VIRTUE OF INCREASING THOSE REFERENCES, REFERENCES R36 "TOTAL SALES" AND R38 "NET SALES" ARE MODIFIED BY THE SAME AMOUNT.

REFERENCE C-31 IN THE 2003 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

| | 2003 | 2002 |
|---|---|---|
| MAJORITY SHAREHOLDERS | 1,802,939 | 1,162,660 |
| MINORITY SHAREHOLDERS | 650,803 | 0 |
| TOTAL (REFERENCE C-31) | 2,453,742 | 1,162,660 |

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

GRUPO MODELO, S.A. DE C.V.
AND SUBSIDIARIES
FINANCIAL SUMMARY FOR THE FOURTH QUARTER 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31ST, 2003

MEXICO CITY, FEBRUARY 18TH, 2004. - DURING THE FOURTH QUARTER, TOTAL BEER VOLUME INCREASED 9.6% COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS FIGURE RESULTED FROM THE 6.3% GROWTH IN THE DOMESTIC BEER SALES VOLUME AND THE 19.7% IN EXPORTS, WHICH REPRESENTED 26.8% OF TOTAL VOLUME. IN THE DOMESTIC MARKET, THE STRONG DEMAND OBSERVED DURING DECEMBER WAS ONE OF THE MAIN CATALYST FOR THE GROWTH ACHIEVED DURING THE QUARTER. LIKEWISE, THE EXPORT GROWTH RATE REFLECTS PRIMARILY THE INCREASE IN VOLUME SOLD TO FINAL CONSUMERS IN THE UNITED STATES AND ALSO THE INVENTORY BUILD-UP EFFECT CAUSED BY THE PRICE INCREASE ANNOUNCEMENT IN THE CORONA AND CORONA LIGHT BRANDS IN THAT MARKET.

ON THE OTHER HAND, NET SALES INCREASED TO A TOTAL AMOUNT OF 10,386 MILLIONS OF PESOS DURING THE QUARTER, WHICH REPRESENTS AN INCREASE OF 9.7% VERSUS THE SAME PERIOD OF LAST YEAR. THIS GROWTH WAS INFLUENCED MAINLY BY THE 28.3% INCREASE IN EXPORT REVENUES DERIVED FROM SOLID VOLUME GROWTH AND THE DEPRECIATION OF THE EXCHANGE RATE.

THE COST OF GOOD SOLD AS A PERCENTAGE OF SALES DECLINED 100 BASIS POINTS COMPARED TO 2002, MOSTLY DUE TO EFFICIENCIES AND STABLE PRICES IN SOME RAW MATERIALS. COST EFFICIENCIES MORE THAN OFFSET COST PRESSURES DUE TO HIGHER PROPORTION OF NON-RETURNABLE SALES IN THE VOLUME MIX. COST REDUCTION DROVE THE GROSS PROFIT TO AN 11.7% INCREASE, TOTALING 5,805 MILLIONS OF PESOS, AND REPRESENTING 55.9% OVER NET SALES.

THE SG&A EXPENSES WERE 2.3% UP DURING THE QUARTER, A LOWER RATE COMPARED TO NET SALES GROWTH. THIS IS BASICALLY THE RESULT OF LOWER ADVERTISING AND DISTRIBUTION EXPENSES IN MODELO'S PRODUCTS IN MEXICO. IT IS IMPORTANT TO HIGHLIGHT THAT THE OPERATING EXPENSES PER HECTOLITER SOLD IN THE DOMESTIC MARKET DECLINED 3.8% WITH RESPECT TO THE SAME PERIOD OF THE PREVIOUS YEAR. FURTHERMORE, THE OPERATING PROFIT TOTALED 2,582 MILLIONS OF PESOS, FIGURE 26.1% HIGHER THAN THE 4Q02'S. THE OPERATING MARGIN REGISTERED A SOLID EXPANSION OF 330 BASIS POINTS, REACHING 24.9%.

INTEGRAL COST OF FINANCING STOOD AT 20 MILLIONS OF PESO AS A CONSEQUENCE OF HIGHER INFLATION AS WELL AS LOWER REAL INTEREST RATES OBSERVED DURING THE PERIOD.

REGARDING THE EFFECTIVE TAX RATE, IT REACHED 44.5%, WHICH REPRESENTS AN INCREASE OF 2.8 PERCENTAGE POINTS COMPARED TO THAT RECORDED IN THE FOURTH QUARTER OF 2002. THIS MAINLY REFLECTS THE IMPACT OF THE REDUCTION IN THE CORPORATE TAX RATE ON DIFFERED TAXES ON 2002 AS WELL AS THE IMPACT ON DIVIDENDS OBTAINED FROM FOREIGN SUBSIDIARIES.

THE NET MAJORITY INCOME REACHED 1,114 MILLIONS OF PESOS, GROWING 31.5% VERSUS LAST YEAR. AS A RESULT, THE NET MARGIN EXPANDED 180 BASIS POINTS TO 10.7%.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

| MARKET | 4THQUARTER 2003 | % | 4THQUARTER 2002 | % | VAR. (%) |
|---|---|---|---|---|---|

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

| | | | | | |
|---|---|---|---|---|---|
| DOMESTIC | 7.828 | 73.2 | 7.363 | 75.5 | 6.3 |
| EXPORT | 2.860 | 26.8 | 2.389 | 24.5 | 19.7 |
| TOTAL | 10.688 | 100.0 | 9.752 | 100.0 | 9.6 |

2003 FINANCIAL SUMMARY
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31ST, 2003

DURING 2003 TOTAL BEER VOLUME SURPASSED 40 MILLIONS OF HECTOLITERS, REACHING A HISTORICAL RECORD OF 41.9 MILLIONS, REPRESENTING A 4.9% INCREASE COMPARED TO 2002. DOMESTIC SALES REGISTERED AN ACCUMULATED GROWTH OF 4.3% WHILE EXPORTS INCREASED 6.4%.

THE EXPORT VOLUME GROWTH EXCEEDED THE DOMESTIC INCREASE; THUS, AT THE END OF THE YEAR, EXPORTS REPRESENTED 28.2% OF TOTAL SALES VERSUS THE 27.8% REGISTERED IN THE PREVIOUS YEAR. AMONG THE OUTSTANDING RESULTS, IT IS IMPORTANT TO HIGHLIGHT THAT OF THE TOP TEN BEST SELLING BEERS IN THE US, CORONA EXTRA WAS THE SECOND BRAND WITH HIGHEST GROWTH, CONFIRMING ITS SEVENTH PLACE.

NET SALES INCREASED 5.1% AS A RESULT OF THE DOMESTIC AND EXPORT SALES GROWTH OF 0.5% AND 15.3%, RESPECTIVELY. NET EXPORT REVENUE IN DOLLARS TOTALED 981 MILLIONS OF DOLLARS WHICH REPRESENTED AN INCREASE OF 8.1% COMPARED TO 2002. THEREFORE, THE AVERAGE PRICE PER HECTOLITER OF EXPORTED BEER SHOWED A 1.6% INCREASE IN DOLLARS IN RELATION TO 2002, PRINCIPALLY DUE TO THE CHANGE IN THE COUNTRY MIX.

THE COST OF GOODS SOLD GREW 3.2%, DRIVING THE 90 BASIS POINTS IMPROVEMENT IN THE GROSS MARGIN. IN THIS WAY, THE GROSS MARGIN STOOD AT 55.8%. THIS IS MAINLY DUE TO OPERATING IMPROVEMENTS AND EFFICIENCIES IN PRODUCTION.

AS OF DECEMBER, OPERATING EXPENSES REPRESENTED 28.9% OF CONSOLIDATED SALES AND REGISTERED AN INCREASE OF 3.0%, FIGURE BELOW THE TOTAL NET SALES GROWTH RATE. THE OPERATING PROFIT RECORDED A 10.9% INCREASE COMPARED TO THE SAME PERIOD OF 2002, AMOUNTING 10,866 MILLIONS OF PESOS. CONSEQUENTLY, THE OPERATING MARGIN REACHED ITS HISTORICAL RECORD LEVEL AT 26.9%.

THE DEPRECIATION AND AMORTIZATION AMOUNTED 1,950 MILLION PESOS WHICH MEANT A 3.9% GROWTH OVER PREVIOUS YEAR AS WELL AS 4.8% OVER TOTAL SALES. THIS INCREASE RESULTED FROM NEW EQUIPMENT UTILIZATION AND THE CONTINUED ASSET RENEWAL IN SEVERAL AREAS OF THE COMPANY. IN 2003, THE EBITDA (OPERATING PROFIT + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) WAS 12,474 MILLIONS OF PESOS, 9.7% HIGHER THAN 2002.

BELOW OPERATING RESULTS, THE INTEGRAL COST OF FINANCING, POSITIVE IN THE CASE OF GRUPO MODELO, WAS 309 MILLIONS OF PESOS, REFLECTING THE REDUCTION IN INFLATION AND THE BENEFIT OF FOREIGN EXCHANGE PROFITS.

CONCERNING TAXES, THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 45.3% COMPARED TO THE 39.0% OF LAST YEAR. THE RATE CHANGED AS A RESULT OF DIFFERED TAXES SINCE IN 2002 THEY WERE BENEFITED BY THE CORPORATE TAX RATE REDUCTION.

NET MAJORITY INCOME WAS 9.6% HIGHER THAN THE PREVIOUS YEAR, DRIVING THE IMPROVEMENT OF 50 BASIS POINTS IN THE NET MARGIN THAT REACHED 11.9% OVER NET

SALES. ON ACCUMULATED BASIS, GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 1.48 PESOS, HIGHER AMOUNT THAN THE 1.35 PESOS OBTAINED IN THE 2002.

FINANCIAL POSITION

AS OF YEAR END, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED 18.9% OF TOTAL ASSETS. FURTHERMORE, TOTAL ASSETS EXPERIENCED A 6.0% GROWTH IN THE LAST TWELVE MONTHS. ON THE OTHER HAND, THE COMPANY'S SOLID FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 4,300 MILLION PESOS. STOCKHOLDERS' EQUITY AMOUNTED TO 52,243 MILLION PESOS, REPRESENTING A 6.8% INCREASE VERSUS 2002.

CAPITAL EXPENDITURES

AS OF DECEMBER 2003, GRUPO MODELO INVESTED 2,939 MILLION PESOS WITH ITS OWN RESOURCES IN EXPANSION AND MODERNIZATION PROJECTS THROUGHOUT THE ORGANIZATION. THE FUNDS WERE ALLOCATED AS FOLLOWED:

| AREA | DECEMBER 2003 |
|---|---|
| TUXTEPEC BREWERY | 39.1% |
| BREWERIES & OTHER FACILITIES | 31.0% |
| SALES | 29.9% |
| | ===== |

GRUPO MODELO'S CAPACITY UTILIZATION IN THE YEAR AVERAGED 91.1%. LIKEWISE, THE FOURTH AND LAST CONSTRUCTION PHASE OF COMPAÑIA CERVECERA DE ZACATECAS WAS CONCLUDED IN JANUARY OF 2004. CONSEQUENTLY, THIS BREWERY BECAME THE SECOND LARGEST IN THE WORLD WITH AN ANNUAL INSTALLED CAPACITY OF 20 MILLION OF HECTOLITERS. AS A RESULT OF THIS, GRUPO MODELO'S ANNUAL INSTALLED CAPACITY WAS INCREASED FROM 46 TO 51 MILLION HECTOLITERS.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF DECEMBER 31ST, 2003 AND 2002

| MARKET | 2003 | % | 2002 | % | VAR. (%) |
|---|---|---|---|---|---|
| DOMESTIC | 30.100 | 71.8 | 28.866 | 72.2 | 4.3 |
| EXPORT | 11.824 | 28.2 | 11.118 | 27.8 | 6.4 |
| | ------ | ----- | ------ | ----- | --- |
| TOTAL | 41.924 | 100.0 | 39.984 | 100.0 | 4.9 |
| | ====== | ===== | ====== | ===== | === |

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

(AMOUNTS IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2003)

1. INCORPORATION AND CORPORATE PURPOSE:

A) GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES (THE GROUP) IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE MAIN ACTIVITY OF GRUPO MODELO, S. A. DE C. V. IS HOLDING 76.75% OF THE CAPITAL STOCK OF DIBLO S.A. DE C.V., WHOSE BUSINESS PURPOSE IS HOLDING REAL ESTATE AND INVESTING IN SHARES OF SUBSIDIARIES MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT COMPANIES, ON THE BASIS OF THEIR OPERATIONS AND STOCKHOLDERS' EQUITY, ARE AS FOLLOWS:

| | PERCENTAGE OF SHAREHOLDING |
|---|---|
| BREWERS: | |
| CERVECERÍA MODELO, S. A. DE C. V. | 100 |
| COMPAÑÍA CERVECERA DE ZACATECAS, S. A. DE C. V. | 100 |
| COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DE GUADALAJARA, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DEL NOROESTE, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DE TORREÓN, S. A. DE C. V. | 100 |
| CERVECERÍA DEL PACÍFICO, S. A. DE C. V. | 100 |
| | === |
| TRANSFORMATION OF BARLEY TO MALT: | |
| CEBADAS Y MALTAS, S. A. DE C. V. | 100 |
| | === |
| MACHINERY MANUFACTURERS: | |
| INAMEX DE CERVEZA Y MALTA, S. A. DE C. V. | 100 |
| | === |
| MANUFACTURER OF BEER CANS AND CROWNS: | |
| ENVASES Y TAPAS MODELO, S. A. DE C. V. | 100 |
| | === |
| AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS: | |
| CERVEZA CORONA EN GUADALAJARA, S. A. DE C. V. | 100 |
| LA MODELO EN MONTERREY, S. A. DE C. V. | 100 |
| DISTRIBUIDORA PACÍFICO Y MODELO DE LA PAZ, S. A. DE C. V. | 100 |
| CERVEZA CORONA EN COLIMA, S. A. DE C. V. | 100 |

| | |
|---|---|
| IMPULSORA MERCANTIL DE SALTILLO, S. A. DE C. V. | 100 |
| SOCIEDAD MERCANTIL DE MORELOS, S. A. DE C. V. | 100 |
| EXPANSIÓN MERCANTIL HIDALGUENSE, S. A. DE C. V. | 100 |
| LA CERVEZA CORONA DEL CENTRO, S. A. DE C. V. | 100 |
| PROMOTORA OAXAQUEÑA, S. A. DE C. V. | 100 |
| PROMOTORA COMERCIAL DEL BAJÍO, S. A. DE C. V. | 100 |
| CERVEZAS MODELO DE LA LAGUNA, S. A. DE C. V. | 100 |
| IMPULSORA MERCANTIL SAN PABLO, S. A. DE C. V. | 100 |
| EXPANSIÓN COMERCIAL DE ZUMPANGO, S. A. DE C. V. | 100 |
| LAS CERVEZAS DE MÉXICO EN PUEBLA, S. A. DE C. V. | 100 |
| DISTRIBUIDORA PACÍFICO Y MODELO DE MAZATLÁN, S. A. DE C. V. | 100 |
| LA CORONA DE LOS REYES, S. A. DE C. V. | 100 |
| CERVEZA CORONA DE ZACATECAS, S. A. DE C. V. | 100 |
| CERVEZAS MODELO EN VALLARTA, S. A. DE C. V. | 100 |
| IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V. | 78 |
| DISTRIBUIDORA MODELO DE TOLUCA, S. A. DE C. V. | 60 |
| | === |

COMPANY CONTROLLING DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:

| | |
|---|---|
| PROCERMEX, INC. | 100 |
| | === |

REAL-ESTATE COMPANIES ENGAGED IN THE DISTRIBUTION OF BEER AND OTHER PRODUCTS:

| | |
|---|---|
| INMOBILIARIA DE TAMPICO, S. A. DE C. V. | 100 |
| PROMOTORA DEL SURESTE, S. A. DE C. V. | 100 |
| INMOBILIARIA BAJACAL, S. A. DE C. V. | 100 |
| IMPULSORA DEL NAZAS, S. A. DE C. V. | 100 |
| IMPULSORA TAPATÍA, S. A. DE C. V. | 100 |
| IMPULSORA DE LA PERIFERIA, S. A. DE C. V. | 100 |
| ADMINISTRACIÓN Y PROMOCIÓN DE INMUEBLES, S. A. DE C. V. | 100 |
| METROPOLITANA DE BIENES RAÍCES, S. A. DE C. V. | 100 |
| IMPULSORA POTOSINA, S. A. DE C. V. | 100 |
| PROMOTORA E IMPULSORA ACAPULQUEÑA, S. A. DE C. V. | 80 |
| | === |

THE GROUP IS IN MERGING PROCESS OF THEIR DISTRIBUTION AGENCIES IN ORDER TO IMPROVE THEIR OPERATIONS.

ON NOVEMBER 2002, GROUP MANAGEMENT DECIDED TO MERGE CERVECERÍA YUCATECA, S. A. DE C. V. INTO COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V., WITH THE LATTER AS THE SURVIVING COMPANY. IT SHOULD BE MENTIONED THAT THE GROUP HAS IMPLEMENTED THE PROCEDURES REQUIRED TO GUARANTY THE SUPPLY OF THE BRANDS (MONTEJO AND LEON)PRODUCED BY THE SUBSIDIARY.

2. ACCOUNTING POLICIES:

THE MAIN ACCOUNTING POLICIES APPLIED BY THE GROUP IN THE PREPARATION OF THESE FINANCIAL STATEMENTS ARE IN LINE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO. THESE ACCOUNTING PRINCIPLES REQUIRE THAT GROUP MANAGEMENT MAKES ESTIMATES BASED ON CIRCUMSTANCES AND APPLY CERTAIN ASSUMPTIONS IN DETERMINING THE VALUATION OF SOME ITEMS INCLUDED IN THE FINANCIAL STATEMENTS.

THE GROUP IS MANAGEMENT CONSIDERS THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS ARE REASONABLE, ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS COULD DIFFER FROM THEIR FINAL EFFECT.

THE MAIN ACCOUNTING POLICIES ARE SUMMARIZED AS FOLLOWS:

A) CONSOLIDATION - THE GROUP PREPARES CONSOLIDATED FINANCIAL STATEMENTS, WHICH INCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN WHICH DIBLO S.A. DE C.V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION OF MORE THAN 50% OF THE COMMON STOCK; SIGNIFICANT INTERCOMPANY OPERATIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASIS FOR PREPARATION - THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP INCLUDE THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, AS REQUIRED BY STATEMENT B-10 AND THE AMENDMENTS THERETO, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

C) COMPARABILITY - THE FIGURES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE STATED CONSISTENTLY IN MEXICAN PESOS AT THE PURCHASING POWER OF DECEMBER 31, 2003, BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI).

D) TRANSLATION OF THE FINANCIAL INFORMATION OF SUBSIDIARIES LOCATED ABROAD - TRANSLATION OF THE FINANCIAL INFORMATION OF THE SUBSIDIARIES ABROAD TO MEXICAN PESOS, REQUIRED FOR CONSOLIDATION, WAS CONDUCTED IN ACCORDANCE WITH THE GUIDELINES OF STATEMENT B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF THE FINANCIAL STATEMENTS OF OPERATIONS ABROAD", ISSUED BY MIPA, THROUGH THE METHOD OF INTEGRATED FOREIGN OPERATIONS. THE FREE-PURCHASE EXCHANGE RATE OF $11.17 PER US DOLLAR ($10.25 IN 2002), WAS USED IN TRANSLATING MONETARY ITEMS; NON-MONETARY ITEMS AND THE INCOME STATEMENT WERE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATES PREVAILING ON THE DATES ON WHICH THE TRANSACTIONS THAT ORIGINATED THEM WERE CARRIED OUT. THE EFFECTS DERIVED FROM THIS TRANSLATION ARE SHOWN IN THE COMPREHENSIVE FINANCING RESULT.

E) MARKETABLE SECURITIES - THE MARKET SECURITIES THAT CORRESPOND TO THE FINANCIAL SECURITIES RELATED TO THE BUSINESS PURPOSE AND FINANCIAL SECURITIES AVAILABLE FOR SALE, ARE VALUED AT THEIR FAIR VALUE WHICH IS SIMILAR TO THEIR MARKET VALUE. THE FAIR VALUE IS THE AMOUNT OF MONEY USED TO CHANGE A FINANCIAL ASSET TO LIQUIDATE A FINANCIAL LIABILITY AMONG INTERESTED AND WILLING PARTIES, IN A FREE MARKET TRANSACTION.

F) INVENTORIES - THESE ITEMS ARE VALUED BY THE LAST-IN, FIRST-OUT METHOD, AND ARE RESTATED USING THE REPLACEMENT OR MANUFACTURING COSTS METHOD. SUCH RESTATEMENT DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES - RESTATEMENT OF THIS ACCOUNT WAS CARRIED OUT BASED ON THE RESTATED VALUE OF INVENTORIES.

H) INVESTMENTS IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES - PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE EQUITY METHOD. THE PARTICIPATION IN THE PROFITS OF ASSOCIATED COMPANIES WHICH MANUFACTURE ITEMS NECCESARY FOR THE PRODUCTION OF BEER, IS SHOWN IN THE INCOME STATEMENT REDUCING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT - THESE ITEMS ARE RECORDED AT ACQUISITION COST, AND ARE RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERT APPRAISERS AT DECEMBER 31, 1996, AND IN ACCORDANCE WITH THEIR ACQUISITION DATE, IN THE CASE OF PURCHASES SUBSEQUENT TO THAT DATE.

J) CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS - THESE ITEMS ARE RECORDED AT THE VALUE AT WHICH THE EXPENDITURES ARE MADE, AND ARE RESTATED THOUGH THE APPLICATION OF INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THE AGE OF THE EXPENDITURE.

K) DEPRECIATION - THIS ITEM WAS CALCULATED BASED ON THE RESTATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, TAKING AS A BASE, THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS; AS FOR THE 1997 ACQUISITION, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) GOODWILL AND UNAMORTIZED EXPENSES - GOODWILL IS DETERMINED BY COMPARING THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE BOOK VALUE OF THOSE SHARES, AND INSTALLATION AND ORGANIZATION EXPENSES ARE RECORDED AT THEIR ACQUISITION COST. THESE ITEMS ARE RESTATED, APPLYING FACTORS DERIVED FROM THE NCPI, AS PER THE AGING OF EXPENDITURES. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION COST, WHICH, AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, IS SIMILAR TO THEIR MARKET VALUE.

M) AMORTIZATION - THE ORIGINAL AMOUNT AND RESTATEMENT OF INSTALLATION AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%, EXCEPT GOODWILL, WHICH IS AMORTIZED IN THE PERIOD IN WHICH GRUPO ESTIMATES THE INVESTMENT WILL BE RECOVERED. THE PRACTICE OF AMORTIZING INVESTMENTS IN LICENSES AND PERMITS BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF THE PERIOD, AT THE RATE OF 5% WAS ESTABLISHED IN 2003. ADOPTION OF THIS POLICY GAVE RISE TO A CHARGE TO INCOME OF APPROXIMATELY $28,435.

N) FOREIGN CURRENCIES - THE ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS RECEIVABLE OR PAYABLE IN FOREIGN CURRENCY, ARE TRANSLATED TO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT ON THE TRANSACTION DATE (SEE NOTE 12). BALANCES AT PERIOD-END ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT PERIOD-END, AND THE RESULTING DIFFERENCES ARE RECORDED DIRECTLY IN THE INCOME STATEMENT, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

O) LABOR OBLIGATIONS UPON RETIREMENT - LABOR OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS UNAMORTIZED ITEMS, AND THE NET COST FOR THE PERIOD, WITH REGARDS TO SENIORITY PREMIUMS AND PENSION PLANS, ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED IN STATEMENT D-3, "LABOR OBLIGATIONS", ISSUED BY THE MIPA. CONTRIBUTIONS TO THE TRUSTS THAT HANDLE THE PLAN ASSETS, ARE DETERMINED ON THE SAME BASIS AS IN PRIOR YEARS AND CORRESPOND TO THE PENSION PLANS APPROVED BY THE MEXICAN TAX AUTHORITIES.

P) SEVERANCE PAY - THESE PAYMENTS ARE CHARGED TO THE INCOME STATEMENT IN THE YEAR IN WHICH THEY ARE MADE.

Q) DEFERRED INCOME TAX AND EMPLOYEES' PROFIT SHARING - IN RECOGNIZING DEFERRED INCOME TAX, THE GROUP USE THE METHOD OF COMPREHENSIVE ASSETS AND LIABILITIES,

WHICH CONSISTS OF DETERMINING THE AFORE MENTIONED TAX BY APPLYING THE INCOME TAX RATE CORRESPONDING TO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR EMPLOYEES' STATUTORY PROFIT SHARING, THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND THE TAX BASE APPLICABLE IN THE DETERMINATION OF EMPLOYEES' STATUTORY PROFIT SHARING, WHICH COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

R) RESTATEMENT OF STOCKHOLDERS' EQUITY - THIS ACCOUNT IS RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THEIR AGE OR CONTRIBUTION DATE. THE EFFECTS OF THAT RESTATEMENT ARE PRESENTED IN THE FINANCIAL STATEMENTS, IN EACH OF THE ACCOUNTS THAT GAVE RISE TO THEM.

S) INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY - THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING NON-MONETARY ASSETS" AND "ACCUMULATED EQUITY MONETARY RESULT" WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING NON-MONETARY ASSETS - THIS ITEM REPRESENTS THE CHANGE IN THE VALUE OF NON-MONETARY ASSETS DUE TO CAUSES OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE COSTS ARE COMPARED WITH RESTATEMENTS DETERMINED THROUGH THE NCPI. IF THE SPECIFIC COSTS ARE HIGHER THAN THE INDEXES, THERE WILL BE A GAIN FROM SAID HOLDING; OTHERWISE, A LOSS WILL OCCUR. THE RESULT FROM HOLDING NON-MONETARY ASSETS GENERATED AT 1996, DUE TO THE RESTATEMENT OF FIXED ASSETS, IS RESTATED IN THE SAME MANNER AS THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS.

ACCUMULATED EQUITY MONETARY RESULT - THIS ITEM IS THE RESULT ORIGINATED IN THE INITIAL RESTATEMENT OF THE FINANCIAL STATEMENT FIGURES.

T) RESULT FROM MONETARY POSITION - THIS ACCOUNT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN THOUGH THEY CONTINUE TO HAVE THE SAME NOMINAL VALUE. WHEN MONETARY ASSETS EXCEED MONETARY LIABILITIES, A MONETARY POSITION LOSS IS GENERATED, GIVEN THAT WHEN USE IS MADE OF THEM, AN AMOUNT EQUAL TO THE NOMINAL VALUE WILL BE AT THE GROUP'S DISPOSAL, BUT WITH A LOWER PURCHASING POWER. WHEN LIABILITIES ARE GREATER, A GAIN WILL BE OBTAINED, SINCE THEY ARE SETTLED WITH MONEY OF LOWER PURCHASING POWER. THOSE EFFECTS ARE CHARGED OR CREDITED TO INCOME, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

U) COMPREHENSIVE INCOME STATEMENT B-4 "COMPREHENSIVE INCOME" REQUIRES THAT THOSE ITEMS MAKING UP CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF STOCKHOLDERS' EQUITY, UNDER THE ITEM OF COMPREHENSIVE INCOME.

V) EARNINGS PER SHARE - EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED CONSIDERING THE AVERAGE OF COMMON OUTSTANDING SHARES.

3. ACCOUNTS AND NOTES RECEIVABLE:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| ITEM | 2003 | 2002 |
|---|---|---|

| | | |
|---|---|---|
| TRADE ACCOUNTS RECEIVABLE | $1,648,034 | $1,175,047 |
| SUNDRY DEBTORS | 92,488 | 96,677 |
| SELLERS | 64,319 | 53,860 |
| | 1,804,841 | 1,325,584 |
| LESS- ALLOWANCE FOR DOUBTFUL ACCOUNTS | (295,568) | (281,928) |
| | 1,509,273 | 1,043,656 |
| RECOVERABLE VALUE ADDED TAX | 125,360 | 27,264 |
| OFFICERS AND EMPLOYEES | 27,654 | 18,775 |
| NON-CONSOLIDATED RELATED COMPANIES (SEE NOTE 11) | 27,081 | 196,424 |
| | 1,689,368 | 1,286,119 |
| LESS - SHORT-TERM ACCOUNTS AND NOTES RECEIVABLE | (1,544,811) | (1,141,676) |
| LONG- TERM ACCOUNTS AND NOTES RECEIVABLE | $ 144,557 | $ 144,443 |

4. INVENTORIES:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| ITEM | 2003 | 2002 |
|---|---|---|
| CONTAINERS AND PACKAGING | $1,795,167 | $1,934,965 |
| RAW MATERIALS | 1,155,438 | 996,197 |
| FINISHED GOODS AND WORK IN PROCESS | 927,291 | 1,124,111 |
| SPARE PARTS AND ACCESSORIES | 562,043 | 545,884 |
| MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS | 456,271 | 426,352 |
| ADVERTISING ARTICLES | 109,621 | 119,404 |
| | 5,005,831 | 5,146,913 |
| LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES | (187,231) | (81,630) |
| | $4,818,600 | $5,065,283 |

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| COMPANIES | PERCENTAGE OF SHARES COMPOSING THE CAPITAL STOCK | 2003 | 2002 |
|---|---|---|---|
| DIRECCIÓN DE FÁBRICAS, | | | |

| | | | |
|---|---|---|---|
| S. A. DE C. V. (HOLDING COMPANY OF GLASS CONTAINER MANUFACTURING COMPANIES) | 41 | $2,380,398 | $2,140,193 |
| GONDI, S. A. DE C. V. | 7 | 190,238 | 197,803 |
| EXTRACTOS Y MALTAS, S. A. DE C. V. | 26 | 106,928 | 105,991 |
| FOREIGN INVESTMENTS (1) | 40-81 | 115,367 | 104,332 |
| | | 2,792,931 | 2,548,319 |
| OTHERS | | 47,215 | 36,589 |
| | | 2,840,146 | 2,584,908 |
| LESS - ALLOWANCE FOR LOSS IN VALUE OF INVESTMENTS | | (72,038) | (73,762) |
| | | $2,768,108 | $2,511,146 |

(1) THE FIGURES SHOWS IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL POSITION OF SEEGER INDUSTRIAL, S.A., AN INVESTMENT GROUPED IN THE INVESTMENTS ABROAD CAPTION, AS THE ACCOUNTING POLICIES FOLLOWED BY THIS SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES COMPRISING GRUPO. THE INVESTMENT IN THIS SUBSIDIARY REPRESENTS LESS THAN 0.03% (0.04% IN 2002) OF CONSOLIDATED ASSETS.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES, INCLUDES THE SHAREHOLDING IN THE RESULTS OF THOSE ENTITIES AMOUNTING TO $342,023 PROFIT ($396,508 IN 2002).

6. PROPERTY, PLANT AND EQUIPMENT - NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| | 2003 | | | 2002 |
|---|---|---|---|---|
| ITEM | NET HISTORICAL COST | NET RESTATEMENT | NET TOTAL VALUE | NET TOTAL VALUE |
| LAND | $ 1,157,309 | $ 2,848,868 | $ 4,006,177 | $ 3,933,097 |
| MACHINERY AND EQUIPMENT | 8,142,054 | 6,683,780 | 14,825,834 | 14,879,815 |
| TRANSPORTATION EQUIPMENT | 1,775,679 | 616,322 | 2,392,001 | 2,562,234 |
| BUILDINGS AND OTHER STRUCTURES | 4,120,097 | 5,726,285 | 9,846,382 | 9,816,646 |
| COMPUTER EQUIPMENT | 239,925 | 20,145 | 260,070 | 251,565 |
| FURNITURE AND OTHER EQUIPMENT | 367,857 | 118,479 | 486,336 | 382,850 |
| ANTIPOLLUTION EQUIPMENT | 434,841 | 231,375 | 666,216 | 705,276 |
| CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS | 5,241,765 | 413,052 | 5,654,817 | 4,567,416 |
| | $21,479,527 | $16,658,306 | $38,137,833 | $37,098,899 |

=========== =========== =========== ===========

DEPRECIATION FOR THE PERIOD AMOUNTED TO $1,857,425 ($1,805,671 IN 2002).

B) GROUP MANAGEMENT ESTIMATES THAT COMPLETION OF WORKS IN PROCESS AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $4,700,830 ($3,859,822 IN 2002), TO BE APPLIED IN THE CONSTRUCTION OF WAREHOUSES, OFFICES AND THE ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND THE EXPANSION OF FACTORY PRODUCTION CAPACITY. THIS WORK IS TO BE COMPLETED IN 2004 AND 2005.

7. CONTINGENCIES AND COMMITMENTS:

A) THE GROUP HAS A PENSION AND SENIORITY PREMIUM PLAN TO COVER OBLIGATIONS ESTABLISHED BY ITS LABOR CONTRACTS AND THE MEXICAN FEDERAL LABOR LAW. THESE COMPENSATIONS ARE CLAIMED ONLY AFTER HAVING WORKED A CERTAIN NUMBER OF YEARS.

AS OF THE DATE OF THE FINANCIAL STATEMENTS THE AMOUNT OF THE ACCRUED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF THE PERSONNEL IS ANALYZED AS FOLLOWS:

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| OBLIGATIONS FOR CURRENT BENEFITS | $ 4,343,067 | $ 3,770,391 |
| ADDITIONAL AMOUNT FOR PROJECTED BENEFITS | 364,228 | 359,671 |
| OBLIGATIONS FOR PROJECTED BENEFITS | 4,707,295 | 4,130,062 |
| PLAN ASSETS (TRUST FUND) | (3,336,003) | (2,976,936) |
| | 1,371,292 | 1,153,126 |
| ITEMS TO BE AMORTIZED OVER A PERIOD OF 17 TO 23 YEARS: | | |
| FOR ADJUSTMENTS TO VARIANCES | (1,525,947) | (1,691,559) |
| FOR PAST SERVICES | (501,543) | (35,537) |
| PROJECTED NET ASSETS | (656,198) | (573,970) |
| ADDITIONAL LIABILITY MADE OF: | | |
| INTANGIBLE ASSETS | 511,493 | 506,460 |
| ADJUSTMENT TO CAPITAL | 989,978 | 716,879 |
| ACCRUED LIABILITY | $ 845,273 | $ 649,369 |

THE INTANGIBLE ASSETS AND THE ADJUSTMENT TO CAPITAL ARE CREATED FOR THOSE SUBSIDIARIES IN WHICH THE TRUST FUNDS AND THE NET CURRENT LIABILITY ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

CONTRIBUTIONS TO THE TRUSTS THAT MANAGE THE PLAN ASSETS IN THE PERIOD AMOUNTED TO $361,227 ($446,278 IN 2002). PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $145,739 ($117,219 IN 2002).

THE NET COST FOR THE PERIOD AMOUNTED TO $279,201 ($270,665 IN 2002) AND WAS DETERMINED IN THE SAME MANNER AS PROYECT BENEFIT OBLIGATION, AT A ESTIMATED REAL RATE OF RETURN OF 5%, AND ON AN AVERAGE INCREASE IN SALARY OF 1.5% IN BOTH PERIODS.

THE TAX PROVISIONS RELATED TO PENSION PLAN AND RETIREMENT FUNDS STIPULATE THAT INVESTMENTS IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY RELATED PARTIES MUST NOT EXCEED 10% OF THE OVERALL RESERVE FOR THESE FUNDS, PROVIDED THE SECURITIES IN QUESTION ARE APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. SHOULD THIS PERCENTAGE EXCEED THE LIMIT, THERE IS A TERM EXPIRING DECEMBER 31, 2006 TO ADJUST THE PERCENTAGE IN COMPLIANCE WITH THE AFOREMENTIONED 10% LIMIT.

B) THERE IS AN UNMEASURED LIABILITY FOR THE SEVERANCE PAYMENTS THAT WOULD HAVE TO BE PAID TO PERSONNEL, IN THE CASES PROVIDED FOR IN THE MEXICAN FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD SEVERANCE PAYMENTS HAVE BEEN MADE FOR $142,712 ($123,186 IN 2002).

C) THERE ARE LAWSUITS FILED BEFORE THE AUTHORITIES FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUP'S OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVORABLY. IN ANY CASE, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSING OF THE PERIOD, THERE ARE COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY USD 106,020 MILLION (USD 114,168 MILLION IN 2002).

E) IN 2000 AND 2001, STRAIGHT-LEASING AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, ESTABLISHING MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY RENT OF USD 170,000 AND USD 24,000, RESPECTIVELY.

8. COMMON STOCK:

AS OF DECEMBER 31, 2003 AND 2002, COMMON STOCK IS COMPRISED OF 3,251,759,632 SHARES, WITH NO PAR VALUE, DIVIDED AS FOLLOWS:

| DESCRIPTION | AMOUNT |
|---|---|
| FIXED CAPITAL: | |
| SERIES A CLASS I SHARES - WITHOUT WITHDRAWAL RIGHTS, REPRESENTED BY 1,459,389,728 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES; THESE SHARES MUST ALWAYS REPRESENT 56.10% OF THE TOTAL SHARES OF THE COMMON STOCK WITH VOTING RIGHTS; AND MAY BE ACQUIRED DIRECTLY OR INDIRECTLY ONLY BY MEXICAN INDIVIDUALS OR CORPORATIONS (HISTORICAL VALUE) | $ 785,996 |
| VARIABLE CAPITAL: | |
| SERIES B CLASS II SHARES - REPRESENTED BY 1,142,017,984 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES, WHICH IN NO CASE MAY | |

| | |
|---|---|
| REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES OF THE COMMON STOCK, AND WILL BE SUBJECT TO NO SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE) | 1,085,855 |
| SERIES C CLASS II SHARES - REPRESENTED BY 650,351,920 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES; WHICH IN NO CASE MAY REPRESENT MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE) | 967,801 |
| | 2,839,652 |
| EFFECT OF RESTATEMENT | 11,115,919 |
| | $13,955,571 |

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

| ITEM | FIGURES HISTORIC | EFFECTS OF UPDATING | FIGURES UPDATED |
|---|---|---|---|
| CAPITAL | 2,839,652 | 11,115,919 | 13,955,571 |
| SHARE PREMIUM | 193,388 | 736,022 | 929,410 |
| ACCUMULATED PROFITS: | | | |
| LEGAL RESERVE | 1,065,782 | 434,368 | 1,500,150 |
| RESERVE FOR ACQUISITION OF OWN SHARES | 150,000 | 437,047 | 587,047 |
| TO BE APPLIED | 15,427,507 | 8,545,566 | 23,973,073 |
| PROFIT FOR THE PERIOD | 4,715,184 | 101,638 | 4,816,822 |
| TOTAL | 24,391,513 | 21,370,560 | 45,762,073 |

9. COMPREHENSIVE INCOME:

GRUPO'S COMPREHENSIVE INCOME FOR THE YEAR IS MADE UP AS FOLLOWS:

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| PROFIT FOR THE YEAR | $6,334,876 | $5,871,542 |
| ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT | (273,658) | 65,561 |
| RESULT FROM HOLDING NON-MONETARY ASSETS | (146,876) | (173,391) |
| COMPREHENSIVE INCOME | $5,914,342 | $5,763,712 |

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

A) THE INCOME TAX AND ASSET TAX PROVISION AS OF DECEMBER 31 IS MADE UP AS FOLLOWS:

| ITEM: | 2003 | 2002 |
|---|---|---|
| INCOME TAX INCURRED | $4,132,912 | $3,587,433 |
| ASSET TAX | 21,283 | 20,763 |
| DEFERRED INCOME TAX | 102,213 | (700,558) |
| | $4,256,408 | $2,907,638 |

B) AS A RESULT OF THE CHANGES IN THE INCOME TAX LAW APPROVED ON JANUARY 1, 2002, THE 34% INCOME TAX RATE (35% IN 2002) WILL BE REDUCED ANNUALLY AS FROM 2003 UNTIL IT REACHES THE NOMINAL RATE OF 32% IN 2005. IN 2002, THE EFFECT OF THIS GRADUAL REDUCTION IN THE INCOME TAX RATE GENERATED AN INCREASE IN STOCKHOLDERS' EQUITY AND A DECREASE IN DEFERRED INCOME TAX LIABILITY OF APPROXIMATELY $613,461.

C) DEFERRED TAXES - THE MAIN TEMPORARY ITEMS GIVING RISE TO THE DEFERRED TAX LIABILITY AT THE DATE OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE ANALYZED AS FOLLOWS:

| ITEM: | 2003 | 2002 |
|---|---|---|
| FIXED ASSETS AND OTHER ASSETS | $5,462,486 | $5,494,476 |
| INVENTORIES | 1,316,742 | 1,330,732 |
| LABOR OBLIGATIONS UPON RETIREMENT | 210,001 | 173,258 |
| TRADE ACCOUNTS RECEIVABLE | (163,039) | (139,510) |
| LIABILITY PROVISIONS | (40,714) | (41,747) |
| SUBTOTAL | 6,785,476 | 6,817,209 |
| TAX CREDITS CORRESPONDING TO: | | |
| TAX LOSSES | (19,395) | (131,926) |
| ASSET TAX RECOVERABLE | (98,962) | (100,085) |
| TOTAL DEFERRED TAX LIABILITY | $6,667,119 | $6,585,198 |

D) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THERE ARE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY $47,768 ($31,496 IN 2002), THAT CAN BE AMORTIZED AGAINST FUTURE TAX PROFITS, AFTER RESTATEMENT. IN THIS YEAR, PRIOR YEARS' TAX LOSSES IN THE AMOUNT OF $11,176 ($13,104 IN 2002) AT HISTORICAL VALUES, HAVE BEEN AMORTIZED.

E) ASSET TAX IS CALCULATED BY APPLYING THE RATE OF 1.8% OVER THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES AND IS PAID ONLY WHEN ASSET TAX EXCEEDS INCOME TAX OF THE YEAR.

F) EMPLOYEE'S PROFIT SHARING IS CALCULATED BY APPLYING THE RATE OF 10% OVER THE AMOUNT DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE INCOME TAX LAW.

G) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE IS ASSET TAX IN THE AMOUNT OF $181,819 ($163,649 IN 2002) AT HISTORICAL VALUE. FOR WHICH A REFUND CAN BE REQUESTED IN THE FOLLOWING TEN YEARS, AFTER RESTATEMENT, PROVIDED INCOME TAX EXCEEDS ASSET TAX IN ANY OF THOSE PERIODS.

- CERTAIN COMPANIES INCURRED NO INCOME TAX, AND THEREFORE, THE ASSET TAX FOR THE YEAR IS CONSIDERED AS AN ACCOUNT RECEIVABLE FOR THOSE COMPANIES WHEN THERE IS CERTAINTY THAT SAID AMOUNT CAN BE CREDITED AGAINST INCOME TAX IN FUTURE PERIODS; THIS IS SHOWN IN THE BALANCE SHEET, TOGETHER WITH DEFERRED TAX, AS PROVIDED FOR IN STATEMENT D-4,. THE ACCRUED EFFECT AT THE DATE OF THE FINANCIAL STATEMENTS AMOUNTS TO $98,962 ($100,085 IN 2002).

- ASSET TAX INCURRED BY THE CONTROLLED COMPANIES, WHERE THERE IS NO CERTAINTY THAT THE TAX CAN BE RECOVERED AND IT EXCEEDS INCOME TAX, WAS CHARGED DIRECTLY TO RESULTS FOR THE PERIOD, AND AMOUNTED TO $20,830 AT A HISTORICAL VALUES ($19,282 IN 2002).

H) GRUPO MODELO S.A. DE C.V., TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IS AUTHORIZED TO DETERMINE IT AS PER THE TAX CONSOLIDATION REGIME, AS SPECIFIED IN THE INCOME TAX LAW. THE MAIN POINS OF THE CONSOLIDATED TAX RESULT ARE AS FOLLOWS:

- THE CONSOLIDATION PERCENTAGE OF SHAREHOLDING IN SUBSIDIARIES IS DETERMINED BY MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. CONTROLLED COMPANIES' UNAMORTIZED PRIOR YEARS' TAX LOSSES INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, AND WHICH ARE TO BE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD, ARE CONSIDERED AT THE SHAREHOLDING PERCENTAGE.

- IN DETERMINING THE CONSOLIDATED TAX RESULT, THE CONTROLLING COMPANY'S TAX PROFIT MUST BE INCLUDED, MULTIPLIED BY A FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT OR INDIRECT PARTICIPATION THROUGH ANOTHER CONTROLLED COMPANY DOES NOT EXCEED 50%, MUST NOT BE INCLUDED IN THE CONSOLIDATION PROCESS.

- TAX LOSSES OF THE CONTROLLING OR CONTROLLED COMPANIES ARISING ON AN INDIVIDUAL BASIS MAY NOT BE AMORTIZED UNDER CURRENT TAX DISPOSITIONS, BUT MUST BE ADDED TO THE CONSOLIDATED PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSSES OF THE PERIOD IN WHICH THE RIGHT IS LOST.

I) IN THE EVENT OF CAPITAL DISTRIBUTION (IN CASH OR ASSETS), RETAINED EARNINGS ARE SUBJECT TO INCOME TAX PAYABLE BY THE COMPANY WHICH IS CONSIDERED TO BE A FINAL PAYMENT, ON THE BASIS OF THE FOLLOWING:

- DIVIDENDS PAID OUT FROM THE NET TAX INCOME ACCOUNT (CUFIN) ARE NOT SUBJECT TO INCOME TAX. ANY AMOUNT PAID IN EXCESS IS SUBJECT TO 33% INCOME TAX IN 2003 ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE CORRESPONDING TAX IS PAYABLE BY THE COMPANY, AND MAY BE CREDITED AGAINST THE COMPANY'S INCOME TAX DETERMINED IN THE CURRENT YEAR OR OVER THE FOLLOWING TWO YEARS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING TAX.

- DIVIDENDS ARISING FROM THE NET REINVESTED TAX INCOME ACCOUNT (CUFINRE) ARE

SUBJECT TO A 5% INCOME TAX RATE. THE RATE IS 3% FOR NET REINVESTED TAX PROFIT GENERATED IN 1999.

- IN 1999, THE INCOME TAX RATE WAS CHANGED, WITH THE GENERAL RATE ESTABLISHED AT 35%, IMPLEMENTING A DEFERRAL PROGRAM FOR PROFIT REINVESTMENT, AND APPLYING THE 30% RATE TO REINVESTED TAX PROFITS. THE REMAINING 5% TAX BECOMES PAYABLE IN THE PERIOD IN WHICH SAID REINVESTED TAX PROFITS ARE DECREED AS DIVIDENDS. THE APPLICABLE RATE FOR PROFITS REINVESTED IN 1999 WAS 32%; THEREFORE, DIVIDENDS PAID OUT FROM THE REINVESTED AFTER TAX EARNINGS ACCOUNT (CUFINRE) SET UP IN 1999 ARE SUBJECT TO 3% TAX. THIS PROCEDURE REMAINED IN EFFECT UP TO 2001, AND THIS TAX DEFFERAL WILL NOT BE APPLIED UNTIL DIVIDENDS ARE PAID IN FUTURE YEARS.

- IN THIS PERIOD DIVIDENDS IN THE AMOUNT OF $1,759,852 ($1,078,283 IN 2002) AT HISTORICAL VALUES, HAVE BEEN DECREED; AND PAID OUT FROM THE CUFINRE, WHICH WERE SUBJECT TO $134,913 INCOME TAX ($73,695 IN 2002); A PROVISION WAS SET UP FOR THAT AMOUNT IN THE PRIOR PERIODS.

- AS OF THE DATE OF THE FINANCIAL STATEMENTS, THE BALANCES OF THE NET TAX INCOME ACCOUNT ARE AS FOLLOWS:

| ITEM | 2003 | 2002 |
|---|---|---|
| CUFIN | $14,806,609 | $11,044,501 |
| CUFINRE | $ 2,445,520 | $ 4,034,766 |

J) IN THE EVENT OF A CAPITAL REDUCTION, THE EXCESS OF STOCKHOLDERS' EQUITY OVER CAPITAL CONTRIBUTIONS, THE LATTER RESTATED IN ACCORDANCE WITH THE PROCEDURES ESTABLISHED IN THE INCOME TAX LAW (ITL), IS ACCORDED THE SAME TAX TREATMENT AS DIVIDENDS.

K) THE NET PROFIT FOR THE PERIOD IS SUBJECT TO THE AGREEMENTS REACHED BY THE STOCKHOLDERS', AS WELL AS TO THE PROVISIONS OF THE GENERAL CORPORATIONS LAW.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

THE MAIN TRANSACTIONS ENTERED INTO WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYZED AS FOLLOWS:

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| PURCHASES OF: | | |
| CONTAINERS AND PACKAGING | $4,355,102 | $3,890,327 |
| RAW MATERIALS | 345,009 | 369,961 |
| MACHINERY | 142,851 | 99,014 |
| | $4,842,962 | $4,359,302 |
| SALES OF: | | |
| RECYCLABLE MATERIALS | $ 132,869 | $ 166,305 |

| | | |
|---|---|---|
| MACHINERY AND MAINTENANCE SERVICES | 8,578 | 55,427 |
| FREIGHT COLLECTED | 3,638 | 4,653 |
| SERVICES COLLECTED | 324 | 1,955 |
| | $ 145,409 | $ 228,340 |

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE BALANCE-SHEET DATE, THE GROUP HAS THE FOLLOWING POSITION IN THOUSANDS OF U.S. DOLLARS:

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| ASSETS | 104,919 | 68,421 |
| LIABILITIES | 25,119 | 23,889 |

B) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

| | ASSETS | LIABILITIES |
|---|---|---|
| AT THE FREE-MARKET EXCHANGE RATE OF \$11.167 PESOS FOR ASSETS AND \$11.2437 PESOS FOR LIABILITIES PER U.S. DOLLAR | $1,171,639 | $ 282,433 |

C) AT THE END OF THE PERIOD, THERE WERE INVENTORIES AMOUNTING TO FOURTY SIX MILLION FOUR HUNDRED AND THIRTY TWO THOUSAND U.S. DOLLARS (FIFTY MILLION, NINETY EIGHT THOUSAND U.S. DOLLARS IN 2002), WHICH, FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE YEAR, THE FOLLOWING OPERATIONS WERE CARRIED OUT IN THOUSANDS OF U.S. DOLLARS:

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| EXPORTATION OF FINISHED GOODS | 974,753 | 899,986 |
| COLLECTION OF ROYALTIES | 127,960 | 120,474 |
| EXPORTATION OF PACKAGING AND OTHER MATERIALS | 12,997 | 15,329 |
| | 1,115,710 | 1,035,789 |
| PURCHASE OF INVENTORIES | 127,009 | 154,085 |
| FREIGHT, ADVERTISING, TAXES AND DUTIES, AND OTHER ITEMS | 165,665 | 129,805 |
| PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES | 74,216 | 77,797 |
| PURCHASE OF SPARE PARTS | 20,921 | 13,699 |
| | 387,811 | 375,386 |
| NET | 727,899 | 660,403 |

========== ==========

E) THE FREE-MARKET EXCHANGE RATE OF THE MEXICAN PESOS AT THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS IS $11.0820 TO THE U.S. DOLLAR.

13. INFORMATION PER SEGMENT:

SEGMENT DATA IS ANALYZED AS FOLLOWS:

| DESCRIPTION | INCOME | 2003 CONSOLIDATED NET PROFIT | IDENTIFIABLE ASSETS |
|---|---|---|---|
| DOMESTIC | $29,651,606 | $4,618,125 | $63,241,968 |
| EXPORTS | 10,802,884 | 1,716,751 | 812,545 |
| | $40,454,490 | $6,334,876 | $64,054,513 |
| | | 2002 | |
| DOMESTIC | $29,123,441 | $4,879,251 | $59,810,867 |
| EXPORTS | 9,366,799 | 992,291 | 631,009 |
| | $38,490,240 | $5,871,542 | $60,441,876 |

14. FINANCIAL INSTRUMENTS:

FINANCIAL INSTRUMENTS POTENTIALLY SUBJECT TO RISK CONCENTRATION CONSIST MAINLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES CASH SURPLUSES AT PRESTIGIOUS CREDIT INSTITUTIONS. CREDIT RISK CONCENTRATION CONCERNING ACCOUNTS RECEIVABLE IS LIMITED, DUE MAINLY TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISTRIBUTION. THE GROUP CONSIDERS THAT THE ALLOWANCE FOR DOUBTFUL ACCOUNTS PROPERLY COVERS THOSE THAT COULD REPRESENT A RISK OF RECOVERY, AND CONTINUALLY MONITORS THEIR BEHAVIOR. WHEN NECESSARY, THE ESTIMATION IS ADJUSTED.

15. OTHER MATTERS IN 2002:

A) AS A RESULT OF THE GROUP OPERATION RESTRUCTURING IN THE SOUTH-EASTERN AREA OF MEXICO IN 2002, THE OPERATION OF CERVECERIA YUCATECA, S. A. DE C. V. WAS CLOSED. DURING 2002, THE PROFIT OF THE YEAR WAS REDUCED BY A NET IMPAIRMENT ALLOWANCE OF INCOME TAX OF THIS SUBSIDIARY, OF $165,322. THIS COMPANY´S FIXED ASSETS OF THIS COMPANY REPRESENTED 0.39% OF THE GROUP'S TOTAL ASSETS.

WITH RESPEC TO LABOR ISSUES, $23,915 SEVERANCE WAS PAID, NET OF INCOME TAX AND STATUTORY PROFIT SHARING.

THEREFORE, PROFIT FOR THE YEAR WAS REDUCED BY $189,237, WHICH REPRESENTS 3% OF THE CONSOLIDATED NET PROFIT.

B) IN COMPLIANCE WITH ITS POLICY OF ENSURING THAT THERE IS ALWAYS AN AVAILABLE SUPPLY AND GUARANTY RAW MATERIALS, IN 2002, THE GROUP BEGAN INVESTMENTS IN THE

INDUSTRY FOR TRANSFORMING BARLEY INTO MALT AND THE EXTRACTION OF HOPS.

16. SUBSEQUENT EVENT:

THE PROVISIONS OF STATEMENT C-15, "IMPAIRMENT OF THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL", ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MIPA, WENT INTO EFFECT ON JANUARY 1, 2004. THAT STATEMENT ESTABLISHES, AMONG OTHER ISSUES, THE GENERAL CRITERIA FOR IDENTIFICATION AND, IF APPLICABLE, RECORDING OF THE IMPAIRMENT LOSSES OR THE DECREASE IN THE VALUE OF LONG-LIVED TANGIBLE AND INTANGIBLE ASSETS, INCLUDING GOODWILL. ADDITIONALLY, IT ESTABLISHES CONCEPTS SUCH AS THE NET SALES PRICE AND FAIR VALUE FOR THE VALUATION OF LONG-LIVED ASSETS. AT JANUARY 1, 2004, THE GROUP CARRIED OUT A STUDY TO DETERMINE THE FAIR VALUE OF ITS LONG-LIVED ASSETS. THAT STUDY DID NOT GIVE RISE TO A LOSS RESULTING FROM IMPAIRMENT OR A MATERIAL DECREASE IN THE VALUE OF ITS LONG-LIVED ASSETS.

17. NEW ACCOUNTING PRONOUNCEMENTS:

IN 2003, THE MIPA ISSUED THE FOLLOWING PRONOUNCEMENTS:
A) IN APRIL 2003, NEW STATEMENT C-12, "FINANCIAL INSTRUMENTS QUALIFYING AS LIABILITIES, CAPITAL OR BOTH", WHICH HIGHLIGHTS THE DIFFERENCES BETWEEN LIABILITIES AND STOCKHOLDERS' EQUITY FROM THE VIEWPOINT OF THE ISSUER, AS A BASIS FOR IDENTIFYING, CLASSIFYING AND POSTING THE LIABILITY AND CAPITAL COMPONENTS OF COMBINED FINANCIAL INSTRUMENTS IN THEIR INITIAL RECOGNITION.

THE NEW STATEMENT ESTABLISHES THE METHODOLOGY FOR SEPARATING LIABILITIES AND STOCKHOLDERS' EQUITY FROM THE PRICE RECEIVED FROM PLACEMENT OF COMBINED FINANCIAL INSTRUMENTS. THAT METHODOLOGY IS BASED ON THE RESIDUAL NATURE OF STOCKHOLDERS' EQUITY AND AVOIDS THE USE OF FAIR VALUES AFFECTING STOCKHOLDERS' EQUITY IN INITIAL TRANSACTIONS. ADDITIONALLY, IT ESTABLISHES THAT BEGINNING ON JANUARY 1, 2004, THE INITIAL COSTS RESULTING FROM THE ISSUANCE OF THE COMBINED INSTRUMENTS ARE ASSIGNED TO LIABILITIES AND STOCKHOLDERS' EQUITY IN THE SAME PROPORTION AS THE AMOUNTS OF THE COMPONENTS RECOGNIZED AS LIABILITIES AND STOCKHOLDERS EQUITY; THAT THE LOSSES AND PROFITS RELATED TO FINANCIAL INSTRUMENT COMPONENTS CLASSIFIED AS LIABILITIES ARE RECORDED IN OVERALL FINANCING; AND THAT YIELD DISTRIBUTIONS TO OWNERS OF FINANCIAL INSTRUMENT COMPONENTS CLASSIFIED AS STOCKHOLDERS' EQUITY ARE CHARGED DIRECTLY TO A CAPITAL ACCOUNT OTHER THAN THE INCOME ACCOUNT FOR THE PERIOD.

ALTHOUGH THIS STATEMENT BECAME EFFECTIVE ON JANUARY 1, 2004, IT IS NOT COMPULSORY WHEN RESTATING INFORMATION FOR PRIOR PERIODS OR WHEN RECOGNIZING AN INITIAL ACCRUED EFFECT ON INCOME FOR THE YEAR IN WHICH IT IS ADOPTED, IN ACCORDANCE WITH THE PROVISIONS ESTABLISHED IN THE TRANSITORY PARAGRAPH OF THE STATEMENT. NEVERTHELESS, ADOPTION OF THIS STATEMENT IS NOT CONSIDERED TO HAVE AN IMPACT ON THE COMPANY'S FINANCIAL STATEMENTS.

B) IN MARCH 2003, NEW STATEMENT B-5 "FINANCIAL INFORMATION PER SEGMENT" SUPERSEDING INTERNATIONAL ACCOUNTING STANDARD 14 "FINANCIAL INFORMATION PER SEGMENT" (IAS 14). THE PROVISIONS CONTAINED IN THIS STATEMENT ARE MANDATORY FOR PUBLIC ENTITIES LISTED IN THE MEXICAN STOCK EXCHANGE, AS WELL AS FOR COMPANIES IN THE PROCESS OF ISSUING CAPITAL OR DEBT SECURITIES IN THE STOCK MARKET.

THE MOST RELEVANT ASPECTS ESTABLISHED IN THIS STATEMENT ARE: I) RULES FOR THE

RECORDING OF OPERATING SEGMENTS TO BE REPORTED BY ENTITIES SUBJECT TO THIS TYPE OF DISCLOSURE, II) THE GENERAL APPROACH FOR DETERMINING THE PER-SEGMENT FINANCIAL INFORMATION TO BE DISCLOSED; III) THE CRITERIA, WITH RESPECT TO QUALITY AND QUANTITY, FOR DETERMINING BOTH ECONOMIC SECTORS AND GEOGRAPHIC AREAS; IV) THE CAPTIONS PERTAINING TO DETAILED INFORMATION TO BE DISCLOSED PER OPERATING SEGMENT; V) THE CRITERIA FOR DISCLOSING GENERAL INFORMATION ON PRODUCTS AND SERVICES, GEOGRAPHICAL AREAS AND CUSTOMER GROUPS AND VI) THE TYPES OF DISCLOSURES REQUIRED FOR REPORTS AT IMMEDIATE DATES.

GRUPO MANAGEMENT ESTIMATES THAT ADOPTION OF THE ABOVE STATEMENTS WILL HAVE NO SIGNIFICANT EFFECT ON THE COMPANY'S ACCOUNTING.

STOCK EXCHANGE CODE **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **4** YEAR: **2003**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERS (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITI COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 1 DIBLO, S.A. DE C.V. | | 243,229,213 | 76.75 | 2,912,876 | 39,426,730 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **2,912,876** | **39,426,730** |
| **ASSOCIATEDS** | | | | | |
| 1 DIRECCION DE FABRICAS, S.A. DE C.V. | HOLDING | 165,000,000 | 41.05 | 65,824 | 2,380,398 |
| 2 EXTRACTOS Y MALTAS, S.A. DE C.V. | TRANSFORMATION OF BARLEY INTO MALT | 1,050,000 | 26.30 | 87 | 106,927 |
| 3 GONDI, S.A. DE C.V. | HOLDING | 202,489,721 | 7.16 | 195 | 190,239 |
| 4 SEEGER INDUSTRIAL, S.A. | MACHINERY MANUFACTURES | 248,000 | 81.30 | 9,274 | 36,555 |
| 5 RESERVE FOR IMPAIRMENT | | 1 | 0.00 | 0 | (72,038) |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **75,380** | **2,642,081** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **126,027** |
| **TOTAL** | | | | | **42,194,838** |

**NOTES**

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR 2003

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| BOTLES | | | 163,568 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PACKING | | | 137,791 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 193 | 0 | 0 | 0 | 0 |
| CAN | | | 29,829 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,019 | 0 | 0 | 0 | 0 |
| MALT | | | 14,805 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 627 | 0 | 0 | 0 | 0 |
| FUEL | | | 35,797 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ADVERTISING | | | 24,767 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,144 | 0 | 0 | 0 | 0 |
| SPARE PARTS | | | 30,255 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,950 | 0 | 0 | 0 | 0 |
| LABELS | | | 2,494 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 185 | 0 | 0 | 0 | 0 |
| FREIGHT | | | 620 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,436 | 0 | 0 | 0 | 0 |
| ELECTRICITY | | | 5,941 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WATER AND ICE | | | 12,671 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER RAW MATERIALS | | | 16,678 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 102,624 | 0 | 0 | 0 | 0 |
| MACHINERY AND EQUIPMENT | | | 8,178 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 71,874 | 0 | 0 | 0 | 0 |
| SERVICES | | | 9,510 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,419 | 0 | 0 | 0 | 0 |
| PALLET | | | 6,523 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| FEES | | | 1,137 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 19 | 0 | 0 | 0 | 0 |
| MAINTENANCE | | | 5,438 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COPUTER EQUIPMENT | | | 2,893 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 162 | 0 | 0 | 0 | 0 |
| ELECTRIC EQUIPMENT | | | 476 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MAIL AND PHONE | | | 284 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SOFT DRINKS | | | 5,855 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CORN | | | 26,165 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CUSTOM EXPENSES | | | 92 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,847 | 0 | 0 | 0 | 0 |
| PROMOTIONAL ITEMS | | | 4,251 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 624 | 0 | 0 | 0 | 0 |
| RICE | | | 152 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSTRUCTION LIABILITIES | | | 16,719 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOLL | | | 977 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| STATIONERY | | | 1,131 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CHEMICAL PRODUCTS | | | 3,920 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR 2003

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| CLEANING MATERIALS | | | 115 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PLANE TICKETS | | | 22 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INSURANCE | | | 34 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WINE AND LICORS | | | 361 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| REFRIGERATION EQUIPMENT | | | 1,025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHERS | | | 117,393 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,146 | 0 | 0 | 0 | 0 |
| LEASING | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,100 | 0 | 0 | 0 | 0 |
| HOPS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,615 | 0 | 0 | 0 | 0 |
| BEER | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 44,437 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **687,867** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **256,421** | **0** | **0** | **0** | **0** |
| OTHER LIABILITIES | | | 1,222,021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 26,012 | 0 | 0 | 0 | 0 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **1,222,021** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **26,012** | **0** | **0** | **0** | **0** |
| | | | **1,909,888** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **282,433** | **0** | **0** | **0** | **0** |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2003

**STOCK EXCHANGE CODE GMODELO**
**GRUPO MODELO, S.A DE C.V.**

**MONETARY POSITION IN FOREIGN EXCHANGE**
(Thousands of Pesos)
**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | |
| **TOTAL ASSETS** | 104,394 | 1,166,109 | 525 | 5,530 | 1,171,639 |
| **LIABILITIES POSITION** | 23,956 | 269,323 | 1,163 | 13,110 | 282,433 |
| **NET BALANCE** | 80,438 | 896,786 | (638) | (7,580) | 889,206 |

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.167 PESOS FOR ASSETS AND $ 11.2437 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **4** YEAR: **2003**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED
Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 13,994,085 | 4,109,271 | (9,884,814) | 0.00 | (39,960) |
| FEBRUARY | 13,722,029 | 3,587,707 | (10,134,322) | 0.00 | (28,151) |
| MARCH | 14,203,157 | 3,752,740 | (10,450,417) | 0.01 | (65,966) |
| APRIL | 14,824,588 | 3,847,142 | (10,977,446) | 0.00 | (18,741) |
| MAY | 13,641,304 | 4,298,436 | (9,342,868) | 0.00 | 30,147 |
| JUNE | 13,812,628 | 3,860,348 | (9,952,280) | 0.00 | (8,222) |
| JULY | 14,136,256 | 3,767,996 | (10,368,260) | 0.00 | (15,027) |
| AUGUST | 14,734,558 | 3,857,525 | (10,877,033) | 0.00 | (32,629) |
| SEPTEMBER | 15,415,052 | 3,980,008 | (11,435,044) | 0.01 | (68,074) |
| OCTOBER | 15,701,037 | 3,940,420 | (11,760,617) | 0.00 | (43,121) |
| NOVEMBER | 16,124,963 | 4,082,128 | (12,042,835) | 0.01 | (99,957) |
| DECEMBER | 17,003,222 | 4,343,709 | (12,659,513) | 0.00 | (54,422) |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | (7,575) |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **(451,698)** |

**NOTES**

STOCK EXCHANGE CODE **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **4** YEAR: **2003**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
|---|
| ==========NOT APPLY================== |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| ==========NOT APPLY================== |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
|---|

STOCK EXCHANGE CODE **GMODELO** QUARTER: **4** YEAR: **2003**
**GRUPO MODELO, S.A. DE C.V.**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9** **CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| CERVECERIA MODELO, S.A. DE C. | BREWERY | 11,100 | 93 |
| CERVECERIA MODELO GUADALAJARA | BREWERY | 5,050 | 98 |
| CIA CERVECERA DEL TROPICO, S. | BREWERY | 7,000 | 100 |
| CERVECERIA DEL PACIFICO, S.A. | BREWERY | 2,000 | 82 |
| CEVECERIA MODELO DE TORREON, | BREWERY | 2,850 | 100 |
| CERVECERIA MODELO DEL NOROEST | BREWERY | 3,000 | 95 |
| CIA CERVECERA DE ZACATECAS, S | BREWERY | 15,000 | 73 |
| CEBADAS Y MALTAS, S.A. DE C. | TRANSFORMATION OF BARLEY INTO MALT | 150 | 100 |

**NOTES**

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

**STOCK EXCHANGE CODE GMODELO**
**GRUPO MODELO, S.A DE C.V.**

QUARTER: 4 YEAR: 2003

**MAIN RAW MATERIALS**

**ANNEX 10**

CONSOLIDATED
Final Printing

| DOMESTIC | MAIN SUPLIERS | FOREIGN | MAIN SUPLIERS | DOM. SUBST. | COST PRODUCTION |
|---|---|---|---|---|---|
| MALT | CEBADAS Y MALTAS, S.A. DE C.V. | MALT | CARGILL MALT | SI | |
| MALT | EXTRACTOS Y MALTAS, S.A, DE C.V. | MALT | RAHR MALTING CO | SI | |
| | | MALT | INTERNATIONAL MALTING COMPANY | SI | 7.59 |
| RICE | IPACPA, S.A. DE C.V. | | | | 0.69 |
| CORN | ARANCIA COC, S.A. DE C.V. | | | | 3.39 |
| | | HOPS | JOHN I.HASS, INC<br>S.S.STEINER INC | NO | 1.09 |

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

## SELLS DISTRIBUTION BY PRODUCT

## ANNEX 11

## *DOMESTIC SELLS*

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | 41,444 | 20,258,606 | 30,099 | 25,961,999 | | NEGRA MODELO | |
| | | 0 | 0 | | | CORONA | |
| | | 0 | 0 | | | MODELO ESPECIAL | |
| | | 0 | 0 | | | VICTORIA | CONSUMER |
| | | 0 | 0 | | | PACIFICO | |
| | | 0 | 0 | | | ESTRELLA | |
| | | 0 | 0 | | | MODELO LIGHT | |
| | | 0 | 0 | | | LEON | |
| | | 0 | 0 | | | MONTEJO | |
| OTHER INCOME | | 0 | 0 | 3,689,.607 | | | |
| TOTAL | | 20,258,606 | | 29,651,606 | | | |

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**



| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | | 0 | 11,824 | 10,802,884 | U.S.A. | CORONA | CONSUMER |
| | | 0 | 0 | | CANADA | MODELO ESPECIAL | |
| | | 0 | 0 | | EUROPA | NEGRA MODELO | |
| | | 0 | 0 | | ASIA | CORONA LIGHT | |
| | | 0 | 0 | | LATINOAMERICA | PACIFICO | |
| TOTAL | | | | 10,802,884 | | | |

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 41,444 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION MEXI | CAN SUSCRIPTI | ON FIXED | VARIABLE | |
| A | | 12 | 1,459,389,728 | | 1,459,389,728 | | 785,996 | |
| B | | 12 | | 1,142,017,984 | | 1,142,017,984 | | 1,085,855 |
| C | | 12 | | 650,351,920 | | 650,351,920 | | 967,801 |
| **TOTAL** | | | **1,459,389,728** | **1,792,369,904** | **1,459,389,728** | **1,792,369,904** | **785,996** | **2,053,656** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :**
3,251,759,632

**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|

**Information on Projects**
(Project, Amount Spent and Percentaje of Completion)

**ANNEX 13**

**CONSOLIDATED**
**Final Printing**

THE AMOUNT OF PS. 5,654,817 OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 4,700,830 IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE COURSE OF 2004 AND 2005.

## Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations

(Information related to Bulletin B-15)

**ANNEX 14**

**CONSOLIDATED**
**Final Printing**

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.17 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

| DESCRIPTION | 2003 |
|---|---|
| ASSETS | 60,119 |
| LIABILITIES | 22,752 |
| NET ASSETS | 37,367 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER 4 YEAR: 2003

**CONSOLIDATED**
**Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1°. OF JANUARY TO 31 OF DECEMBER 2003 AND 2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**C.P. EMILIO FULLAONDO BOTELLA**
**PRINCIPAL ACCOUNTING OFFICER**

**C.P. NARCISO GALVEZ PEÑA**
**CORPORATE CONTROLLER**

**MEXICO, D.F., AT FEBRUARY 18 OF 2004**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 18/02/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

**SERIE:** **A**

**POSITION:** **CHAIRMAN**

VALIDITY OF: 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

**POSITION:** **VICE CHAIRMAN**

VALIDITY OF: 21/04/2003 TO: 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

**POSITION:** **DIRECTORS**

VALIDITY OF: 21/04/2003 TO: 21/04/2004
NAME: MA. ASUNCION ARAMBURUZABALA LARREGUI

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: EMILIO CARRILLO GAMBOA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: VALENTIN DIEZ MORODO

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALFONSO GALLARDO KURI

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS JAVIER GONZALEZ CIMADEVILLA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: PABLO GONZALEZ DIEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ROBERTO HERNANDEZ RAMIREZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JUAN SANCHEZ-NAVARRO Y PEON

**POSITION:** **ALTERNATE DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS MIGUEL ALVAREZ PEREZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MARIO ALVAREZ YATES

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 18/02/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUCRECIA ARAMBURUZABALA L. DE FERNANDEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALFONSO CERVANTES RIBA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MIGUEL ANGEL DOMINGUEZ MORALES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LAURENTINO GARCIA GONZALEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CESAREO GONZALEZ DIEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS MANUEL SANCHEZ CARLOS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JOAQUIN SORDO BARBA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS GERARDO SORDO SORDO

---

**POSITION:** **STATUTORY EXAMINERS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MIGUEL ORTIZ AGUILAR

---

**POSITION:** **ALTERNATE STATUTORY EXAMINERS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: RAFAEL MAYA UROSA

**POSITION:** **SECRETARY**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JORGE SIEGRIST PRADO

---

**POSITION:** **ALTERNATE SECRETARY**

VALIDITY OF : 21/04/2003 TO 21/04/2004
AME: JUAN SANCHEZ NAVARRO-REDO

---

**SERIE:** **B**

---

**POSITION:** **CHAIRMAN**

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**SIFIC / ICS**

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 18/02/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

---

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

---

**POSITION:** **VICE CHAIRMAN**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

---

**POSITION:** **DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: AUGUST A. BUSCH III

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: THOMAS HEATHER R.

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: STEPHEN K. LAMBRIGHT

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JAMES R. JONES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ROGELIO RAMIREZ DE LA O.

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANNE RICHARDS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: PEDRO SOARES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALEJANDRO STRAUCH

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: THOMAS W. SANTEL

---

**POSITION:** **ALTERNATE DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: AUGUST A. BUSCH IV

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: RANDOLPH BAKER

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MARK BOBAK

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**SIFIC / ICS**

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 18/02/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

| | | |
|---|---|---|
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | JUAN CINTRON PATTERSON | |
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | JOHN F. KELLY | |
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | STEPHEN J. BURROWS | |
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | WILLIAM J. KIMMINS | |
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | JOHN PURNELL | |
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | PATRIC STOKES | |

**POSITION:** **ALTERNATE STATUTORY EXAMINERS**

| | | |
|---|---|---|
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | ALBERTO TIBURCIO CELORIO | |

**POSITION:** **ALTERNATE SECRETARY**

| | | |
|---|---|---|
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | AGUSTIN AGUILAR LAURENTS | |

**POSITION:** **SECRETARY**

| | | |
|---|---|---|
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | JORGE SIEGRIST PRADO | |

**POSITION:** **ALTERNATE SECRETARY**

| | | |
|---|---|---|
| VALIDITY OF : | 21/04/2003 | TO 21/04/2004 |
| NAME: | JUAN SANCHEZ-NAVARRO REDO | |

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: DATE: 18/02/04

GENERAL DATA OF THE COMPANY

| | |
|---|---|
| NAME: | GRUPO MODELO, S.A. DE C.V. |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |
| INTERNET ADDRESS : | WWW.gmodelo.com.mx |

FISCAL DATA OF THE COMPANY

| | |
|---|---|
| REGISTRATION NUMBER: | GMO911121340 |
| FISCAL ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F.. |

RESPONSIBLE OF PAYMENTS

| | |
|---|---|
| NAME: | ERNESTO ALCALDE Y RODRIGUEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | ealcalde@gmodelo.com.mx |

PRINCIPAL OFFICERS

| | |
|---|---|
| POSITION BMV: | CHAIRMAN OF THE BOARD OF DIRECTORS |
| POSITION: | CHAIRMAN OF THE BOARD |
| NAME: | ANTONINO FERNANDEZ RODRIGUEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | CHIEF EXECUTIVE OFFICER |
| POSITION: | CHIEF EXECUTIVE OFFICER |
| NAME: | CARLOS FERNÁNDEZ GONZALEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | cfernandez@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | CHIEF FINANCIAL OFICER |
| POSITION: | CHIEF FINANCIAL OFICER |
| NAME: | ERNESTO ALCALDE Y RODRIGUEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | ealcalde@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | RESPONSIBLE FOR SENDING FINANCIAL INFORMATION |
| POSITION: | CORPORATED PLANNING DIRECTOR |
| NAME: | ALFREDO GARCIA HERNANDEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | agarcia@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION |
| POSITION: | CORPORATED PLANNING DIRECTOR |
| NAME: | ALFREDO GARCIA HERNANDEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-59-43 |
| E-MAIL: | agarcia@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | GENERAL COUNSEL |
| POSITION: | GENERAL COUNSEL |
| NAME: | JORGE SIEGRIST PRADO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-25-89 |
| E-MAIL: | jsiegrist@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | SECRETARY OF THE BOARD OF DIRECTOR |
| POSITION: | GENERAL COUNSEL |
| NAME: | JORGE SIEGRIST PRADO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-25-89 |
| E-MAIL: | jsiegrist@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | ALTERNATE SECRETARY |
| POSITION: | EXCECUTIVE DIRECTOR |
| NAME: | JUAN SÁNCHEZ-NAVARRO REDO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-28-61 |
| E-MAIL: | jsanare@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | RESPONSIBLE OF INFORMATION TO INVESTORS |
| POSITION: | DIRECTOR OF CORPORATED COMUNICATIONS |
| NAME: | JOSE PARES GUTIERREZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | CERTIFIED FOR SENDING INFORMATION BY EMISNET |
| POSITION: | CORPORATED PLANNING DIRECTOR |
| NAME: | ALFREDO GARCIA HERNANDEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | agarcia@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET |
| POSITION: | DIRECTOR OF CORPORATED COMUNICATIONS |
| NAME: | JOSE PARES GUTIERREZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |

7604

# GRUPO MODELO, S.A. DE C.V.

Febrero 18, 2004

CNBV COMISION NACIONAL BANCARIA Y DE VALORES RECIBIDO

A FEB. 19 2004

CORRESPONDENCIA Y ARCHIVO

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

At'n: Act. Carlos Quevedo López
Dirección General de Supervisión de Mercados

Estimado Sr. Quevedo:

Atendiendo a lo dispuesto en la circular de emisoras, publicada en el Diario Oficial de la Federación el 19 de Marzo de 2003, en lo que respecta a la información correspondiente al cuarto trimestre de 2003, que se debe proporcionar a la Comisión, a las bolsas de valores y al público inversionista, se hace constar lo siguiente:

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Esperando que con esta información se dé cumplimiento a lo dispuesto en la circular de emisoras, quedamos a sus órdenes para cualquier comentario al respecto.

Atentamente,

Ing. Carlos Fernández González
Director General

C.P. Ernesto Alcalde y Rodríguez
Director de Finanzas

Cc C.P. Francisco Valle Montaño
Gerente de Promoción de Emisoras
Bolsa Mexicana de Valores, S.A. de C.V.
Lic. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

# ENCLOSURE "B"

## TRANSLATION FOR INFORMATION PURPOSES ONLY

# GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

***Mexico, City, January 6, 2004.*** The volume traded today of GModeloC shares, is as a result of market conditions

***Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.***

---

***Investor Relations***

| | | |
|---|---|---|
| José Parés | (5255) 5283-3600 x.2839 | Fax (5255) 5280-6718 |
| Eduardo Zamarripa | (5255) 5283-3600 x.2860 | |

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

# GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

***Mexico, City, January 7, 2004.*** The volume traded today of GModeloC shares, is as a result of market conditions

***Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.***

---

***Investor Relations***

José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

# GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

***Mexico, City, January 21, 2004.*** The volume traded today of GModeloC shares, is as a result of market conditions

***Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.***

---

***Investor Relations***

| | | |
|---|---|---|
| José Parés | (5255) 5283-3600 x.2839 | Fax (5255) 5280-6718 |
| Eduardo Zamarripa | (5255) 5283-3600 x.2860 | |

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

# GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

***Mexico, City, January 23, 2004.*** The volume traded today of GModeloC shares, is as a result of market conditions

***Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.***

---

***Investor Relations***

| | | |
|---|---|---|
| José Parés | (5255) 5283-3600 x.2839 | Fax (5255) 5280-6718 |
| Eduardo Zamarripa | (5255) 5283-3600 x.2860 | |

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

# ENCLOSURE "C"

## TRANSLATION FOR INFORMATION PURPOSES ONLY

Translation for information purposes only.

# GRUPO MODELO, S.A. DE C.V.

February 18, 2004

Comisión Nacional Bancaria y de Valores
Insurgentes sur 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F., 06500

Mr. Carlos Quevedo López
Markets Supervision Director

Dear Mr. Quevedo:

Pursuant to the provisions set forth in the *Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores*, published in the Official Gazette of the Federation on March 19, 2003, regarding the information for the fourth quarter of 2003, which must be provided to the *Comisión Nacional Bancaria y de Valores*, to the *Bolsa de Valores*, and to the investors we declare the following.

The undersigned hereby state under oath that, within the extent of our respective duties, we have prepared the information with regard to the issuer, included in this quarterly report, which, to our knowledge present fairly, in all material respects, the financial situation of the issuer. Likewise, we state that we do not have knowledge of material information that has been omitted or falsified in this quarterly report or that contains information that could mislead investors to a wrong decision.

Sincerely,

Ing. Carlos Fernández González
Chief Executive Officer

C.P. Ernesto Alcalde y Rodríguez
Chief Financial Officer

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
**FROM OCTOBER 1ST TO DECEMBER 31 OF 2003 AND 2002**
(Thousands of Pesos)

**Final Printing**

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **10,385,848** | **100** | **9,467,862** | **100** |
| 2 | COST OF SALES | 4,581,332 | 44 | 4,269,586 | 45 |
| 3 | **GROSS INCOME** | **5,804,516** | **56** | **5,198,276** | **55** |
| 4 | OPERATING EXPENSES | 3,222,998 | 31 | 3,150,938 | 33 |
| 5 | **OPERATING INCOME** | **2,581,518** | **25** | **2,047,338** | **22** |
| 6 | TOTAL FINANCING COST | 20,065 | 0 | (15,778) | 0 |
| 7 | **INCOME AFTER FINANCING COST** | **2,561,453** | **25** | **2,063,116** | **22** |
| 8 | OTHER FIANCIAL OPERATIONS | (83,971) | (1) | 193,650 | 2 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **2,645,424** | **25** | **1,869,466** | **20** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 1,175,996 | 11 | 779,111 | 8 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **1,469,428** | **14** | **1,090,355** | **12** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **1,469,428** | **14** | **1,090,355** | **12** |
| 14 | INCOME OF DISCONTINOUS OPERATION | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,469,428** | **14** | **1,090,355** | **12** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET COSOLIDATED INCOME** | **1,469,428** | **14** | **1,090,355** | **12** |
| 19 | NET INCOME OF MINORITY INTEREST | 355,911 | 3 | 243,297 | 3 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **1,113,517** | **11** | **847,058** | **9** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

**Final Printing**

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **10,385,848** | **100** | **9,467,862** | **100** |
| 21 | DOMESTIC | 7,698,268 | 74 | 7,372,627 | 78 |
| 22 | FOREIGN | 2,687,580 | 26 | 2,095,235 | 22 |
| 23 | TRANSLATED INTO DOLLARS (***) | 237,044 | 2 | 195,842 | 2 |
| **6** | **TOTAL FINANCING COST** | **20,065** | **100** | **(15,778)** | **100** |
| 24 | INTREST PAID | 9 | 0 | 68 | 0 |
| 25 | EXCHANGE LOSSES | 32,188 | 160 | 31,815 | 202 |
| 26 | INTEREST EARNED | 156,342 | 779 | 212,245 | 1,345 |
| 27 | EXCHANGE PROFITS | 66,549 | 332 | 24,529 | 155 |
| 28 | GAIN DUE TO MONETARY POSITION | 210,759 | 1,050 | 189,113 | 1,199 |
| 42 | LOSS IN UDIS RESTATEMENT | 0 | 0 | 0 | 0 |
| 43 | PROFIT IN UDIS RESTATEMENT | 0 | 0 | 0 | 0 |
| **8** | **OTHER FIANCIAL OPERATIONS** | **(83,971)** | **(100)** | **193,650** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (83,971) | (100) | 193,650 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | **1,175,996** | **100** | **779,111** | **100** |
| 32 | INCOME TAX | 929,419 | 79 | 579,173 | 74 |
| 33 | DEFERED INCOME TAX | 30,571 | 3 | 92,084 | 12 |
| 34 | WORKERS' PROFIT SHARING | 216,006 | 18 | 107,854 | 14 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) FIGURES IN THOUSANDS OF DOLLARS